UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52964

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/20   AND ENDING   12/31/20
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

P.A.N. Securities, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Park Avenue, 16th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel   (212) 897-1688
                                                               (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - if individual, state last, first, middle name)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2). SEC 1410 (3-91)

P.A.N. Securities, LP

**Statement of Financial Condition
December 31, 2020**

P.A.N. Securities, LP

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[ ]   Statement of Operations.

[ ]   Statement of Changes in Partner's Equity.

[ ]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
under the Securities Exchange Act of 1934.

[x]   Computation for Determination of Reserve Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[x]   Information Relating to the Possession or Control Requirements for Brokers and
Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   Report of Independent Registered Public Accounting Firm Regarding
Rule 15c3-3 Exemption Report.

[ ]   Statement of Exemption from Rule 15c3-3.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Howard Spindel, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to P.A.N. Securities, LP for the year ended December 31, 2020, is true and correct. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

Chief Financial Officer
Title



MONET WATSON
Notary Public - State of Florida
Commission # GG 207272
My Comm. Expires Apr 15, 2022



_____
Notary Public

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To P.A.N. Securities, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of P.A.N. Securities, LP (the "Partnership") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Partnership's auditor since 2014.

EISNERAMPER LLP
New York, New York
February 22, 2021



P.A.N. Securities, LP

Statement of Financial Condition
December 31, 2020

Assets	
Cash	$ 1,748,122
Accounts receivable	3,365,134
Other assets	17,128
Total assets	$ 5,130,384
Liabilities and Partner's Equity	
Accrued expenses	$ 21,916
Partner's equity	5,108,468
Total liabilities and partner's equity	$ 5,130,384

The accompanying notes are an integral part of this financial statement.

P.A.N. Securities, LP

Notes to Financial Statement
December 31, 2020

1. Nature of Operations

P.A.N. Securities, LP (the "Partnership"), a wholly-owned subsidiary of Portware, LLC (the "Parent" or "Portware"), is a limited partnership whose operations consist of providing access to trade routing software to broker-dealers and their customers. The Partnership's customers consist primarily of registered broker-dealers. FactSet Research Systems, Inc., a leading provider of integrated financial information and analytical applications to the global investment community owns all membership interests of the Parent.

The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition

The revenue recognition guidance under ASC Topic 606, *Revenue from Contracts with Customers* requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Partnership's revenue is primarily derived from providing access, maintenance and transactional services ("AMPS") to the broker-dealer community for ongoing integration of their offerings from a licensing agreement with Portware. The Partnership uses contracts as evidence of an arrangement for AMPS.

AMPS revenues are recognized when the broker's offering is successfully integrated into a version for a specific client of Portware. Fixed AMPS fees represent access and maintenance fees that are charged on a monthly basis and recognized as earned each month. The performance obligation is providing these services per the contract over the contract period. The Partnership determined that the nature of the promise to the client is to provide daily access to one overall data and analytics platform.

2. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)

Transactional based AMPS revenues are calculated based on the number of shares transacted during a given month. The performance obligation is providing these transactional services over the contract period. The Partnership determined that the nature of the promise to the client is to execute these transactions trades on the Partnership's platform. Revenues are recognized as the transactions are completed, however, in circumstances where the monthly and annual fees are in excess of agreed upon thresholds, revenues are annualized and recognized pro rata on a monthly basis throughout the term of the contract.

The Company's sources of revenue are disaggregated in its statement of operations.

Accounts Receivable

The Company had accounts receivable of $3,630,714 at January 1, 2020 and $3,365,134 at December 31, 2020.

Fair Value of Financial Instruments

At December 31, 2020, the carrying value of the Partnership's financial instruments, such as accounts receivable approximate fair value due to the nature or their short-term maturities.

Income Taxes

The Partnership is a disregarded entity for tax purposes and is not subject to federal, state and local income taxes. The Partnership's income is included in the taxable income of the taxable entity that beneficially owns the Partnership. The entity which beneficially owns the Partnership is responsible for taxes on its share of the Partnership's taxable income.

At December 31, 2020 management has determined that the Partnership had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company identified fees and other receivables (including, but not limited to, receivables related to providing access to trade routing software, and maintenance, for its customers) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening partner's equity as of January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

2.   **Summary of Significant Accounting Policies (continued)**
    Credit Losses
    The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

   The Company has not provided an allowance for credit losses at December 31, 2020.

3.   **Transactions with Related Parties**

   The Partnership's Parent provides administrative services under an expense sharing agreement, including payroll allocations and other operating expenses which expires in December 2021. This agreement renews yearly and is reviewed periodically.

   During 2020, the Partnership distributed $31,350,000 to its Parent, consisting mainly of profits earned in 2020 in the ordinary course of business.

4.   **Regulatory Requirements**

   The Partnership, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Partnership's net capital was approximately $1,726,000, which was approximately $1,721,000 in excess of its computed minimum capital requirement of $5,000.

   The Partnership does not handle cash or securities on behalf of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

5.   **Concentrations**

   For the year ended December 31, 2020, approximately 56% of the Partnership's revenues were from six customers. Accounts receivable from these customers were approximately $2,003,141 as of December 31, 2020.

5. **Concentrations (continued)**

The Partnership maintains its cash balances at one financial institution but does not consider itself at risk in this regard. The Partnership is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of this financial institution and does not anticipate any losses on these balances.

6. **COVID-19**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7. **Subsequent Events**

The Partnership distributed $3,600,000 to its Parent in 2021.

P.A.N. Securities, LP
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

No information to report.

P.A.N. Securities, LP
Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

No information to report.